Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

4,260,000 Units
Accelerated Return Bear Market Notes
Linked to the Russell 3000® Index due October 2, 2009
$10 principal amount per unit
Term Sheet No. 3060

Merrill Lynch & Co., Inc.

Pricing Date	July 30, 2008
Settlement Date	August 8, 2008
Maturity Date	October 2, 2009
CUSIP No.	59023V555

Accelerated Return Bear Market Notes

- 5-to-1 upside exposure if the Russell 3000® Index decreases, subject to a cap of 17.5%
- A maturity of approximately 14 months
- 1-to-1 downside loss up to the original public offering price per unit if the Russell 3000® Index increases above a 10% buffer
- Approved for listing on AMEX under the symbol "BFN"
- No periodic interest payments

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARNB-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$42,600,000
Underwriting discount	$.20	$852,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$41,748,000

1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Russell 3000® Index” is a trademark of Frank Russell Company and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

July 30, 2008

Summary

The Accelerated Return Bear Market Notes Linked to the Russell 3000® Index due October 2, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. designed for, but not limited to, investors (i) who anticipate that the level of the equity-based Russell 3000® Index (the “Index”) will decrease moderately from the Starting Value of the Index, determined on July 30, 2008, the dates the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on the Calculation Days shortly prior to the maturity date of the Notes, or (ii) who want to invest in such a security for risk diversification purposes. Investors must be willing to forego interest payments on the Notes and willing to accept a repayment that is capped and that may be less, and potentially significantly less, than the Original Public Offering Price of the Notes if the Index increases.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 17.5%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical return of an investment in the stocks included in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of payment at maturity calculations, including the Starting Value of 750.43, the Threshold Value of 825.47 and the Capped Value of $11.75.

Example 1—The hypothetical Ending Value is 130% of the Starting Value and more than the Threshold Value:

Starting Value:	750.43
Hypothetical Ending Value:	975.56
Threshold Value:	825.47

$10 –	($10 ×	975.56 – 825.47)	= $8.00
750.43

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the Starting Value but less than the Threshold Value:

Starting Value:	750.43
Hypothetical Ending Value:	787.95
Threshold Value:	825.47

Payment at maturity (per unit) = $10.00

Example 3—The hypothetical Ending Value is 98% of the Starting Value:

Starting Value:	750.43
Hypothetical Ending Value:	735.42

$10 +	($50 ×	(750.43 – 735.42))	= $11.00
750.43

Payment at maturity (per unit) = $11.00

Example 4—The hypothetical Ending Value is 70% of the Starting Value:

Starting Value:	750.43
Hypothetical Ending Value:	525.30

$10 +	($50 ×	(750.43 – 525.30))	= $25.00
750.43

Payment at maturity (per unit) = $11.75        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 750.43, the Threshold Value of 825.47 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.19% per annum, as more fully described below.

The table below reflects the Capped Value of $11.75.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
525.30	-30.00%	$11.75	17.50%	14.53%	-26.36%
600.34	-20.00%	$11.75	17.50%	14.53%	-16.20%
675.39	-10.00%	$11.75	17.50%	14.53%	-6.72%
690.40	-8.00%	$11.75	17.50%	14.53%	-4.89%
705.40	-6.00%	$11.75 (4)	17.50%	14.53%	-3.09%
727.92	-3.00%	$11.50	15.00%	12.53%	-0.42%
739.17	-1.50%	$10.75	7.50%	6.39%	0.89%
746.68	-0.50%	$10.25	2.50%	2.16%	1.76%
750.43 (3)	0.00%	$10.00	0.00%	0.00%	2.20%
787.95	5.00%	$10.00	0.00%	0.00%	6.47%
825.47 (5)	10.00%	$10.00	0.00%	0.00%	10.63%
900.52	20.00%	$9.00	-10.00%	-8.96%	18.64%
975.56	30.00%	$8.00	-20.00%	-18.49%	26.29%
1,050.60	40.00%	$7.00	-30.00%	-28.73%	33.61%
1,125.65	50.00%	$6.00	-40.00%	-39.83%	40.65%
1,200.69	60.00%	$5.00	-50.00%	-52.04%	47.43%
1,275.73	70.00%	$4.00	-60.00%	-65.72%	53.98%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from August 8, 2008 to October 2, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.19% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $11.75.

(5)	This represents the Threshold Value. Investors will receive $10 per Unit if the Ending Value is greater than or equal to the Starting Value but less than or equal to the Threshold Value.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Any positive return is limited by the Capped Value.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and the publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of securities underlying the Index by us and our affiliates may affect your return.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will depreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index increases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

▪

You are willing to accept that there is no assurance that the Notes will remain listed and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market (see “Other Provisions and Considerations” below).

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will appreciate from the Starting Value to the Ending Value or that the Index will not depreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 17.5%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions and Considerations

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

AMEX has entered into an agreement to be acquired by NYSE Euronext, the parent company of the New York Stock Exchange and NYSE Arca. The acquisition is subject to certain regulatory approvals, but may close in August 2008. NYSE Euronext has stated that, if the acquisition is completed, issuers of structured products (such as the Notes) listed on AMEX will be required to delist those securities, but may apply to relist the securities on NYSE Arca. In that event (and subject to the NYSE Arca listing requirements to which the relisted Notes would be subject being, in our judgment, not materially more onerous than the current AMEX listing requirements), we expect to use our reasonable efforts to effect the listing of the Notes on the NYSE Arca.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The Russell 3000 Index

All disclosure contained in this index supplement regarding the Russell 3000 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Frank Russell Company (“FRC”) as stated in these sources and these policies are subject to change at the discretion of FRC. ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co. and MLPF&S, as calculation agent, accepts any responsibility for the calculation, maintenance or publication of the Russell 3000 Index or any successor index.

FRC began dissemination of the Russell 3000 Index on January 1, 1987 and calculates and publishes the Russell 3000 Index on Bloomberg L.P. (“Bloomberg”) under index symbol “RAY”. The Russell 3000 Index was set to 140 as of the close of business on December 31, 1986. The Russell 3000 Index measures the market-capitalization performance of stocks of 3,000 companies which are either domiciled in the United States, its territories or are eligible for inclusion as a BDI (as defined below) and are included in the Russell 1000 Index and Russell 2000 Index, representing 98% of the U.S. equity market. All 3,000 stocks are traded on a major U.S. exchange. The Russell 3000 Index is composed of the 3,000 largest companies either domiciled in the United States or its territories, or companies eligible for inclusion as a BDI, as determined by market capitalization.

Selection of Stocks Underlying the Russell 3000 Index

Companies domiciled in the United States and its territories are eligible for inclusion in the Russell 3000 Index. Beginning during reconstitution 2007, companies incorporated in the following countries or regions are also reviewed for eligibility for inclusion: Bahamas, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands and Netherlands Antilles. Companies incorporated in these regions are considered Benefits Drive Incorporations (“BDI”) because they typically incorporate in these regions for operations, tax, political or other financial market benefits. However, not all companies incorporated in these regions are eligible for inclusion in the Russell 3000 Index. Companies incorporated in these regions must also meet one of the following criteria in order to be considered eligible: (i) the company has the headquarters in the U.S. or (ii) the company’s headquarters is also in the BDI designated region or country and the primary exchange for local shares is in the U.S. For new companies located in the BDI regions eligible for inclusion in the Russell 3000 Index, the determination of the company’s primary exchange is based on the average daily dollar trading value, which is the accumulated dollar trading volume divided by the actual number of trading days in the past year. However, primary exchange is only one factor for inclusion if both incorporation and headquarters are in a BDI designated region or if multiple headquarters exist in the SEC filings. If the company has its headquarters in another country, other than the BDI regions and the U.S., it is not eligible for inclusion regardless of its primary exchange. Headquarters and primary exchanges will be analyzed once a year during reconstitution unless the security is de-listed from the U.S. exchange.

All securities eligible for inclusion in the Russell 3000 Index must trade on a major U.S. exchange. Bulletin board, pink-sheets or Over The Counter (OTC) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on May 31st to be eligible for inclusion during annual reconstitution. However, if a stock falls below $1.00 intra-year, it will not be removed until the next annual reconstitution, provided it is still trading below $1.00 at that time. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights, and trust receipts are also excluded. Royalty Trusts, limited liability companies, closed-end investment companies (business development companies are eligible), and limited partnerships are also ineligible for inclusion. In addition, Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and lack of liquidity. In general, only one class of securities of a company is eligible for inclusion in the Russell 3000 Index, although exceptions to this general rule have been made where FRC has determined that each class of securities acts independent of the other.

The primary criteria used to determine the list of securities eligible for the Russell 3000 Index is total market capitalization, which is defined as the price of the common shares times the total number of common shares outstanding. Only common stock is used to determine market capitalization, any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. Based on closing levels of the company’s common stock on its primary exchange on May 31st of each year, FRC reconstitutes the composition of the Russell 3000 Index using the then existing market capitalizations of eligible companies. In addition, since September 2004, FRC has added initial public offerings to the Russell 3000 Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

As a capitalization-weighted index, the Russell 3000 Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current Russell 3000 Index level is calculated by adding the market values of the Russell 3000 Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the total market capitalization of the 3,000 stocks. The total market capitalization is then divided by a divisor, which represents the “adjusted” capitalization of the Russell 3000 Index on the base date of December 31, 1986. To calculate the Russell 3000 Index, closing prices will be used for exchange-traded and Nasdaq stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 3000 Index. In order to provide continuity for the Russell 3000 Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

The level of the Russell 3000 Index is reported on the AMEX under the symbol “RUT”, on Bloomberg under the symbol “RAY” and on Reuters under the symbol “.RUA”.

Neither ML&Co. nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Russell 3000 Index or any successor index. FRC disclaims all responsibility to holders of Notes for any errors or omissions in the calculation and dissemination of the Russell 3000 Index or the manner in which the Russell 3000 Index is applied in determining any Starting Value or Ending Value or any amount payable to you on the maturity date of the Notes.

License Agreement

FRC and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Russell 3000 Index in connection with certain securities, including the Notes and ML&Co. is an authorized sublicensee.

The license agreement between FRC and MLPF&S provides that the following language must be set forth in this pricing supplement:

“The Notes are not sponsored, endorsed, sold or promoted by FRC. FRC makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 3000 Index to track general stock market performance or a segment of the same. FRC’s publication of the Russell 3000 Index in no way suggests or implies an opinion by FRC as to the advisability of investment in any or all of the securities upon which the Russell 3000 Index is based. FRC’s only relationship to MLPF&S and ML&Co. is the licensing of certain trademarks and trade names of FRC and of the Russell 3000 Index which is determined, composed and calculated by FRC without regard to MLPF&S or ML&Co. or the Notes. FRC is not responsible for and has not reviewed the Notes nor any associated literature or publications and FRC makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FRC reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 3000 Index. FRC has no obligation or liability in connection with the administration, marketing or trading of the Notes.

FRC DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 3000 INDEX OR ANY DATA INCLUDED THEREIN AND FRC SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRC MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MLPF&S, ML&CO., INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 3000 INDEX OR ANY DATA INCLUDED THEREIN. FRC MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 3000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRC HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through June 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 750.43.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARNB-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a cash-settled financial contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARNB-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductablilty of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange. The deductablilty of capital losses is subject to certain limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar (but not identical) to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, and whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARNB-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARNB-4 dated January 31, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508016995/d424b2.htm

▪	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.